November 15, 2011

VIA EDGAR

Ms. Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	C&D Technologies, Inc. (the “Company”)
Preliminary Information Statement on Schedule 14C
File No. 1-09389

Filed October 19, 2011

Schedule 13E-
Filed by C&D Technologies, Inc., Angel Holdings LLC, Angel Acquisition Corp., AG MM, L.P., AG Capital Recovery Partner
VI, L.P., AG Capital Recovery Partners VII, L.P. AG Eleven Partners, L.P., AG Garden Partners, L.P., Nutmeg Partners, L.P.,
AG Princess, L.P., AG CNG Funds, L.P., PHS Patriot Fund, L.P.
AG Super Fund International Partners, L.P., AG Super Fund, L.P.
File No. 5-38840
Filed October 19, 2011

Dear Ms. Campbell Duru:

On behalf of the filing persons, we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the above-referenced filings as contained in the letter, dated November 10, 2011 (the “Comment Letter”).  On behalf of the filing persons, we hereby submit to the Commission Amendment No. 1 to the Schedule 13E-3 (the “Schedule 13E-3”) and a revised Preliminary Information Statement on Schedule 14C (the “Information Statement”) that contain changes made in response to the comments of the Staff.  To facilitate your review, we have set forth each of the Staff’s comments below with the filing persons’ corresponding response and have numbered the items to correspond to the Comment Letter.  We have marked the enclosed Schedule 13E-3 and Information Statement, and the references to page numbers below pertain to the page numbers in the marked versions of the Schedule 13E-3 and the Information Statement submitted herewith.  Capitalized terms used herein without definition have the meanings ascribed to them in the Information Statement.

Schedule 13E-3

1.
Please ensure that all disclosure required by Schedule 13e-3 is included in the disclosure document (i.e., the information statement) delivered to shareholders.  For example, information provided pursuant to Item 11 should be included in the information statement delivered to shareholders.

Response:

In response to the Staff’s comment, the Information Statement has been revised on pages 55 and 62 such that the Information Statement now includes all disclosure required by Schedule 13e-3.

Item 13. Financial Information

2.
In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a) and (b), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to shareholders.  See Instruction 1 to Item 13 of Schedule 13E-3.  In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer.  Please revise to include the required summary financial statements in the information statement.

Response:

In response to the Staff’s comment, the Information Statement has been revised on pages 60 and 61 to include all of the summarized financial information required by Item 1010(c) of Regulation M-A.

3.
Please be attentive to the need to update the financial statements included in the disclosure document mailed to shareholders to reflect the results of the third quarter ended October 31, 2011.  Refer to Item 1010(a) of Regulation M-A.

Response:

The Company acknowledges that, in accordance with Item 1010(a) of Regulation M-A, in the event that the Company’s Form 10-Q with respect to its fiscal quarter ended October 31, 2011 is filed prior to the date on which the Information Statement is mailed to the stockholders of the Company, the Company will need to update the financial statements included in the Information Statement to reflect the results for such fiscal quarter.

Preliminary Information Statement on Schedule 14C

Summary, page 2

4.
Please revise to prominently disclose the information required by Items 7, 8, and 9 of Schedule 13E-3 in a “Special Factors” section in the front of the information statement.  Please ensure that each filing person provides the requisite disclosure.  See Exchange Act Rule 13e-3(e)(1)(ii).

Response:

In response to the Staff’s comment, a “Special Factors” section has been added to the front of the Information Statement and includes the information required by Items 7, 8 and 9 of Schedule 13E-3, among other information.

5.
Please note our comment above.  Please revise the summary term sheet to set forth the company’s determination as to the substantive and procedural fairness of the transaction to unaffiliated shareholders.

Response:

In response to the Staff’s comment, the Information Statement has been revised on page 2 to set forth in the summary term sheet the Company’s determination as to the substantive and procedural fairness of the transaction to unaffiliated stockholders.

Cautionary Statement Regarding Forward Looking Statements, page 9

6.
Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction.  Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009.  Please revise the disclosure in the information statement to include disclosure stating that the safe harbor provisions do not apply to any forward-looking statements the filing parties make in connection with the going private transaction.  Also, please include clarifying disclosure stating that the safe harbor provisions in the periodic reports you incorporate by reference do not apply to any forward-looking statements the company makes in connection with the going-private transaction.

Response:

In response to the Staff’s comment, the Information Statement has been revised on page 7 to add the following sentences:

“The forward-looking statements contained in this information statement made in connection with the transactions contemplated by the Merger Agreement are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.  In addition, the forward-looking statements made in periodic reports incorporated by reference into this information statement are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.”

7.
You disclose that C&D “undertakes no obligation (and expressly disclaims any such obligation) to publicly update or revise any forward-looking statement...”  This language is inconsistent with your obligations to update the disclosure document in accordance with Rule 13e-3(d)(2).  Please revise your disclosure.

Response:

In response to the Staff’s comment, the Information Statement has been revised on page 7 to clarify that the Company will update or revise its disclosure to the extent required under the federal securities laws.

The Merger, page 14

Background of the Merger, page 14

8.
We note your disclosure that Perella Weinberg presented various “updated analyses”, which appear to have been oral and written, at various meetings during the negotiation process (i.e., August 17, August 31, September 8, September 10, September 14).  Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.  This requirement applies to both preliminary and final reports.  Please revise the background discussion to summarize all the presentations or reports provided during the course of the meetings you have described, including preliminary analyses and reports.  In addition, please confirm that you have filed all such reports, opinions, or appraisals as exhibits to the Schedule 13E-3.

Response:

In response to the Staff’s comment, the section of the Information Statement entitled “Background of the Merger” beginning on page 8 has been revised to include a summary of the presentations provided during the course of the meetings described therein.  The Company hereby confirms that it has filed all such presentations as exhibits to the Schedule 13E-3.

9.
Reference is made to the meetings between the Special Committee and Houlihan Lokey Capital, Inc., the financial advisor to the Angelo Gordon Affiliates.  Please confirm whether any analyses or materials were presented by the financial advisor to either the company or to Angelo Gordon that are reports within the meaning of Item 1015 of Regulation M-A.  As noted in our prior comment, please file all oral or written reports that are materially related to the going private transaction.

Response:

The Company advises the Staff that Houlihan Lokey, as financial advisor to the Angelo Gordon Affiliates, was not asked to, and did not, provide or present any analyses or materials to either the Special Committee or the Company’s management in connection with the single telephonic meeting which occurred on August 17, 2011 or otherwise.  In connection with its engagement as financial advisor to the Angelo Gordon Affiliates, Houlihan Lokey provided the Angelo Gordon Affiliates with a presentation dated June 14, 2011.  This presentation has been filed as an exhibit to the Schedule 13E-3 in accordance with Item 1015 of Regulation M-A.

10.
We refer to the presentation materials filed as exhibits to the Schedule 13e-3 and disclosure provided by the financial advisor that they relied upon projections provided by management.  Please disclose or confirm that you have disclosed all of the financial forecasts that management and/or the board provided to the financial advisors or any projections that the advisor developed.  Please disclose or confirm you have disclosed the material assumptions underlying the forecasts.

Response:

In response to the Staff’s comment, the Company hereby confirms that the Company has disclosed all of the financial forecasts that the Company’s management and the Special Committee provided to Perella Weinberg (financial advisor to the Special Committee) and any projections that Perella Weinberg developed.  The Company hereby confirms that it has disclosed all of the material assumptions underlying such financial forecasts.

11.	Please supplement your disclosure to discuss each of the meetings held between Houlihan Lokey and C&D Management in August 2011.

Response:

In response to the Staff’s comment, the Information Statement has been revised on page 12 to discuss the single telephonic meeting between Houlihan Lokey and the Company’s management that occurred on August 17, 2011.

12.
You disclose on page 31 that the Angelo Gordon Affiliates have not performed or engaged a financial advisor to perform any valuation or other analysis for the purposes of assessing the fairness of the merger to C&D’s unaffiliated stockholders.  Supplementally and with a view toward disclosure, clarify the role of Houlihan Lokey in the transaction.  In this regard, advise us of what services the Angelo Gordon Affiliates engaged Houlihan Lokey to perform and the extent to which Houlihan Lokey’s analyses or valuations factored into the Angelo Gordon Affiliates’ offer price.

Response:

In response to the Staff’s comment, the Information Statement has been revised on page 26 to clarify the role of Houlihan Lokey in relation to the transaction and to include a description of the services that Houlihan Lokey was engaged to perform and the extent to which Houlihan Lokey’s analysis factored into the offer price.

13.
Please provide additional disclosure about the amount of cost-cutting initiatives and their impact, if any, on C&D management projections.  Clarify further whether the information was used by any of the filing parties to assess the appropriateness of the merger price.

Response:

In response to the Staff’s comment, the Information Statement has been revised on pages 13 and 26 to provide additional disclosure on the Cost-Cutting Initiatives and to clarify further the extent to which such information was used to assess the adequacy of the Merger Consideration.

Position of Acquiror, Merger Sub and the Angelo Gordon Entities as to the Fairness of the Merger, page 31

14.	Refer to Item 1013(b) of Regulation M-A. Separately set forth the alternatives considered by each filing party. Please disclose the reasons for the rejection of any alternatives considered.

Response:

In response to the Staff’s comment, the Information Statement has been revised on pages 19 and 27 to set forth the alternatives to the Merger, if any, considered by each filing person.

15.
Please disclose the effect of the Rule 13e-3 transaction on each affiliate’s interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages, pursuant to Instruction 3 of Item 1013 of Regulation M-A.

Response:

In response to the Staff’s comment, the Information Statement has been revised on pages 19 and 20 to disclose the effect of the Merger on each affiliate’s interest in the net book value and net earnings of the Company.

16.	Please include a separate section that identifies the position and fairness determination made by the company. See Item 1014(a) of Regulation M-A.

Response:

In response to the Staff’s comment, the Information Statement has been revised on pages 2 and 19 to include a separate section that identifies the fairness determination made by the Company.

17.	Please revise to clarify why the company seeks to undertake the going private transaction at this time as opposed to other times in the company’s operating history. See Item 1013(c) of Regulation M-A.

Response:

In response to the Staff’s comment, the Information Statement has been revised on page 19 to clarify that the Company’s consideration and determination to consummate the Merger at this time (as opposed to at any other time in the Company’s operating history) was in direct response to its receipt of the unsolicited proposal from Angelo Gordon concerning the Merger and is based upon the reasons set forth in the Information Statement.

18.
Refer to disclosure in the background discussion in which the Special Committee was first asked by the Angelo Gordon Affiliates to eliminate a majority of the minority condition for approval of the merger.  Please supplement your discussion of fairness and disclose in greater detail how the company and the Angelo Gordon Affiliates considered the elimination of the majority of the minority condition in arriving at their conclusion as to the procedural fairness of the transaction.

Response:

In response to the Staff’s comment, the Information Statement has been revised on pages 12 and 26 to discuss the consideration of the elimination of a majority of the minority condition for approval of the Merger.  In particular, consideration was given to the fact that a majority of the minority condition is not a legal requirement and that, in return for eliminating such condition, C&D was able to negotiate with Angelo Gordon an increase in its offer price to $9.75 per share.

19.
The disclosure does not appear to address all of the factors described in Instruction 2 to Item 1014, or explain in sufficient detail why such factors were not deemed material or relevant.  For example, revise to disclose how net book value, going concern value and/or liquidation value were considered by the Special Committee, if at all, and if not, the reasons why the factors were not deemed material or relevant.  See generally Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).  Please note that this comment applies to all filing persons.

Response:

In response to the Staff’s comment, the Information Statement has been revised on pages 17 through 19  to address all of the factors described in Instruction 2 to Item 1014 of Regulation M-A.

Where you can find more information, page 62

20.
Refer to disclosure on page 62 in which you attempt to incorporate all documents filed “after the date of the initial filing of this information statement and before the effective date of the Merger...”  Please be advised that Rule 13e-3 does not permit forward incorporation.  Rather, you must promptly disseminate disclosures of material changes to the information provided in a manner reasonably calculated to inform shareholders.  Please revise your disclosure accordingly.

Response:

In response to the Staff’s comment, the Information Statement has been revised on page 64 to remove all references to any forward incorporation.  The Company acknowledges that it is aware of its obligation to update its disclosures to the extent required by law.

In addition, each filing person in respect of the above-referenced filings acknowledges that:

•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

Should you have any questions concerning this letter please call the undersigned at (212) 728-8129.

Very truly yours,

/s/ Adam M. Turteltaub

Adam M. Turteltaub, Esq.
Willkie Farr & Gallagher LLP

cc:	David Anderson, Esq. (C&D Technologies, Inc.)
D. Forest Wolfe (Angelo-Gordon & Co., L.P.)
Sean Rodgers, Esq. (Simpson Thacher & Bartlett LLP)
Mark Morton, Esq. (Potter Anderson & Corroon LLP)